EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(Expressed in Canadian Dollars)
(Unaudited)

1600 – 570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Expressed in Canadian Dollars)

	Notes	March 31, 2013	December 31, 2012

ASSETS

Current assets
Cash and cash equivalents		$20,764,205	$28,991,606
Receivables		17,688,484	16,229,242
Deposits and prepaid expenses		217,089	282,277
		38,669,778	45,503,125

Non-current assets
Restricted cash	3	1,185,000	1,139,000
Property, plant and equipment		5,878,975	4,670,846
Mineral interests	3	621,315,048	596,158,842
		628,379,023	601,968,688

Total Assets		$667,048,801	$647,471,813

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$14,816,672	$15,037,434
Flow-through premium liability	4	921,200	-
Property payment	3	400,000	400,000
		16,137,872	15,437,434
Non-current liabilities
Decommissioning and restoration provision		1,285,540	1,179,537
Deferred income tax liability		11,790,862	9,600,910
Total liabilities		29,214,274	26,217,881

EQUITY

Share capital	4	641,699,029	623,469,609
Share based payment reserve	4	47,611,339	44,529,084
Deficit		(51,475,841)	(46,744,761)
Total equity		637,834,527	621,253,932

Total Equity and Liabilities		$667,048,801	$647,471,813

Subsequent event                                                                           6

These condensed consolidated interim financial statements are authorized for issuance by the Board of Directors on
May 10, 2013.

On behalf of the Board:
“Ross A. Mitchell”	“C. Noel Dunn”
Ross A. Mitchell (Chairman of Audit Committee)	C. Noel Dunn (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited – Expressed in Canadian Dollars)

		Three months ended March 31,
	Notes	2013	2012

EXPENSES

Amortization		$18,896	$55,667
Consulting		12,250	17,258
General and administrative		210,937	134,988
Insurance		74,626	87,021
Investor relations		221,402	241,506
Listing and filing fees		265,176	461,173
Professional fees		75,354	272,872
Salaries		360,521	349,149
Share-based compensation	4	1,704,692	2,143,756
Travel and accommodation		50,003	53,321

Loss before other items		2,993,857	3,816,711

OTHER ITEMS

Accretion of decommissioning and restoration provision		5,922	1,193
Interest income		(85,790)	(65,061)
			-
Loss before taxes		2,913,989	3,752,843

Deferred income tax expense		1,817,091	745,453

Net loss and comprehensive loss for the period		$4,731,080	$4,498,296
Basic and diluted loss per common share		$0.05	$0.05
Weighted average number of common shares outstanding		95,633,594	87,459,114

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Expressed in Canadian Dollars)

		Three months ended March 31,
	Notes	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period		$(4,731,080)	$(4,498,296)
Items not affecting cash:
Accretion of decommissioning and restoration provision		5,922	1,193
Amortization		18,896	55,667
Deferred income tax expense		1,817,091	745,453
Share-based compensation	4	1,704,692	2,143,756
Change in non-cash working capital items:
Receivables		(32,334)	(35,312)
Prepaid expenses		65,188	142,254
Accounts payable and accrued liabilities		(680,497)	164,815

Net cash used in operating activities		(1,832,122)	(1,280,470)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued, net	4	19,523,481	21,902,674
Due from Silver Standard Resources Inc.		-	501,989
Proceeds from exercise of stock options		-	128,642

Net cash generated by financing activities		19,523,481	22,533,305

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral interests	3	(24,386,766)	(11,705,268)
Purchase of property, plant and equipment		(1,485,994)	(284,378)
Restricted cash	3	(46,000)	-

Net cash used in investing activities		(25,918,760)	(11,989,646)

Change in cash and cash equivalents for the period		(8,227,401)	9,263,189

Cash and cash equivalents, beginning of period		28,991,606	16,447,223

Cash and cash equivalents, end of period		$20,764,205	$25,710,412

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
 (Unaudited – Expressed in Canadian Dollars)

		Common shares
	Note	Number of shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2011		86,860,086	$511,262,747	$30,747,469	$(31,501,737)	$510,508,479
Shares issued under flow-through agreement		1,250,000	19,437,500	-	-	19,437,500
Share issue costs		-	(1,222,326)	-	-	(1,222,326)
Deferred income tax on share issuance costs		-	305,559	-	-	305,559
Value assigned to options vested		-	-	3,985,119	-	3,985,119
Shares issued upon exercise of options, for cash		13,050	128,641	-	-	128,641
Transfer from contributed surplus on exercise of options		-	62,706	(62,706)	-	-
Loss for the period		-	-	-	(4,498,296)	(4,498,296)
Balance – March 31, 2012		88,123,136	$529,974,827	$34,669,882	$(36,000,033)	$528,644,676
Balance – December 31, 2012		94,827,636	$623,469,609	$44,529,084	$(46,744,761)	$621,253,932
Shares issued under flow-through agreement	4	1,648,550	19,337,492	-	-	19,337,492
Share issue costs	4	-	(1,477,429)	-	-	(1,477,429)
Deferred income tax on share issuance costs		-	369,357	-	-	369,357
Value assigned to options vested	4	-	-	3,082,255	-	3,082,255
Loss for the period		-	-	-	(4,731,080)	(4,731,080)
Balance – March 31, 2013		96,476,186	641,699,029	47,611,339	(51,475,841)	637,834,527

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

1.           NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.  The address of the Company’s registered office is 1600 – 570 Granville St., Vancouver, BC, V6C 3P1.

The Company owns the Brucejack and Snowfield Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of exploring the Projects and has not yet determined whether they contain economically recoverable mineral reserves.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests are entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, obtaining the necessary permits to mine, and on future profitable production or from the proceeds from the disposition of the Projects.

2.           SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, these Financial Statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. These financial statements should be read in conjunction with the Company’s financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements for the year ended December 31, 2012.

b)	Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements.

•	Impairment

The Company considers both external and internal sources of information in assessing whether there are any indicators that mineral interests are impaired.  External sources of information include changes in the market, and the economic and legal environment in which the Company operates.  Internal sources of information include the manner in which mineral interests are being used or are expected to be used.  Management has assessed impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of March 31, 2013.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b)	Critical accounting estimates and judgments (cont’d)

•	Decommissioning and Restoration Provision

The decommissioning and restoration provision is based on future cost estimates using information available at the balance sheet date.  The decommissioning and restoration provision is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.  The decommissioning and restoration provision requires other significant estimates and assumptions such as requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities.  To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted.

c)	New accounting standards and recent pronouncements

The following standards are effective for annual years beginning on or after January 1, 2013.  The Company has assessed the impact of these standards and has determined that they would not have a material impact on the Company.

•
IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  IFRS 10 replaces SIC 12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidation and Separate Financial Statements.

•
IFRS 13, Fair Value Measurement, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement under IFRS.  The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

There are no other IFRS or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

3.           MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration projects located in northwest British Columbia.

	Three months ended March 31, 2013
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of period	$142,949,319	$309,067,638	$452,016,957
Additions in the period	69,160	-	69,160
Balance, end of period	$143,018,479	309,067,638	452,086,117

Exploration
Balance, beginning of period	$143,602,828	$539,057	$144,141,885
Costs incurred in the period
Project	14,095,391	-	14,095,391
Feasibility	3,203,237	-	3,203,237
Road infrastructure	6,619,931	-	6,619,931
Other	2,710,177	-	2,710,177
Recoveries	(1,541,690)	-	(1,541,690)
Balance, end of period	$168,689,874	539,057	169,228,931
Balance, March 31, 2013	$311,708,353	309,606,695	621,315,048

	Year ended December 31, 2012
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$142,888,167	$309,064,110	$451,952,277
Additions in the year	61,152	3,528	64,680
Balance, end of year	$142,949,319	$309,067,638	$452,016,957

Exploration
Balance, beginning of year	$38,531,290	$278,902	$38,810,192
Costs incurred in the year
Project	73,499,033	-	73,499,033
Feasibility	8,472,876	270,381	8,743,257
Road infrastructure	22,214,796	-	22,214,796
Other	9,778,833	(10,226)	9,768,607
Recoveries	(8,894,000)	-	(8,894,000)
Balance, end of year	$143,602,828	$539,057	$144,141,885
Balance, December 31, 2012	$286,552,147	$309,606,695	$596,158,842

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

3.           MINERAL INTERESTS (Cont’d)

Snowfield and Brucejack Projects

During the year ended December 31, 2011, the Company entered into a purchase agreement to acquire certain mineral claims in Northwest British Columbia, adjacent to the Company’s claims that include the Brucejack and Snowfield Projects, for $750,000.  The Company paid cash of $150,000 upon closing of the acquisition, $200,000 on the first anniversary of closing and is committed to paying $400,000 on the second anniversary of closing.

In relation to the Brucejack Project, the Company has $1,185,000 of restricted cash comprised of $889,000 in the form of Guaranteed Investment Certificates as security deposits with various government agencies in relation to close down and restoration provisions for the Projects and $296,000 in the form of a letter of credit which represents the cash collateral to a vendor in respect of high purchasing volume.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

4.           CAPITAL AND RESERVES

Authorized Share Capital

On February 15, 2013, the Company closed a private placement of 361,300 Investment Tax Credit flow-through common shares at a price of $13.84 per flow-through share and 1,287,250 Canadian Exploration Expense flow-through common shares at a price of $12.43 per flow-through share for aggregate proceeds of $21,000,910.  The Company bifurcated the gross proceeds between share capital of $19,337,492 (before share issue costs of $1,477,429) and flow-through share premium of $1,663,418.

See also Note 6.

Share Option Plan

Expiry date	Exercise price ($)	December 31, 2012	Granted	Exercised /Forfeited	March 31, 2013	Exercisable
December 21, 2015	6.00	2,725,000	-	-	2,725,000	2,725,000
January 28, 2016	6.10	1,575,000	-	-	1,575,000	1,575,000
February 10, 2016	8.73	100,000	-	-	100,000	100,000
March 16, 2016	11.01	645,000	-	-	645,000	645,000
August 11, 2016	9.55	113,750	-	-	113,750	113,750
November 2, 2016	9.73	275,000	-	-	275,000	206,250
December 15, 2016	11.78	1,433,200	-	-	1,433,200	1,074,450
January 24, 2017	16.40	115,000	-	-	115,000	86,250
March 8, 2017	17.46	10,000	-	-	10,000	7,500
April 6, 2017	14.67	20,000	-	-	20,000	10,000
May 10, 2012	13.50	10,000	-	-	10,000	5,000
May 14, 2012	14.71	75,000	-	-	75,000	37,500
July 19, 2017	13.54	100,000	-	-	100,000	50,000
December 12, 2017	13.70	1,345,000	-	(15,000)	1,330,000	332,500
March 5, 2018	7.56	-	35,000	-	35,000	8,750
		8,541,950	35,000	(15,000)	8,561,950	6,976,950
Weighted average exercise price		$9.13	$7.56	$1370	$9.11	$8.21
Weighted average remaining contractual life (years)					3.34

 PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

4.           CAPITAL AND RESERVES (Cont’d)

The total stock option expense for the three month period ended March 31, 2013 is $3,082,255 of which $1,704,692 has been expensed in the statement of loss and $1,377,563 has been capitalized to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the three month periods ended March 31, 2013 and March 31, 2012 using the Black-Scholes option pricing model:

	Three months ended March 31
	2013	2012
Risk-free interest rate	1.25%	1.19%
Expected volatility	65.34%	68.24%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

5.	RELATED PARTIES

Transactions with directors and key management personnel

	Three months ended March 31
	2013	2012
Salaries and management fees	$300,250	$274,000
Share based compensation	1,534,323	1,869,923
Total management compensation	$1,834,573	$2,143,923

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield Projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, BC

6.           SUBSEQUENT EVENT

On April 26, 2013, the Company closed a private placement of 5,780,346 common shares at a price of $6.92 per common share for gross proceeds of approximately $40 million.